Allied Healthcare International Inc. 555 Madison Avenue, 30th Floor New York, NY 10022 T: 212.750.0064 F: 212.750.7221 E. info@alliedhealthcare.com www.alliedhealthcare.com

March 15, 2006

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Attn.: Jim B. Rosenberg

Re:	Allied Healthcare International Inc. Form 10-K for the Fiscal Year Ended September 30, 2005 Filed November 29, 2005 File No. 001-11570

Dear Mr. Rosenberg:

On behalf of Allied Healthcare International Inc. (the "Company"), we are responding to the Staff's letter of comments, dated February 1, 2006, pertaining to the Company's Form 10-K for the fiscal year ended September 30, 2005.

For your convenience, we have set forth below in italics each of your numbered comments, followed by our responses thereto immediately thereafter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and ..page 23

Critical Accounting Policies, page 24

1.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.	Quantify and disclose the reasonably likely effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

b.	In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose the fact and clarify how this affects your ability to estimate your allowance for bad debts.

c.	The amounts that are pending approval from third party payors, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

d.	A discussion of your contractual allowances and the process involved in making that estimate or calculation including whether the amount is based on system inputs or whether it is an estimate based on other factors.

In future filings, the Company will expand upon its current disclosure of "Accounts Receivable" under "Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for the applicable periods to include the following:

Gross receivables were $35.9 million of which $24.0 million or 66.9% were represented by amounts due from United Kingdom ("UK") governmental bodies, either the National Health Service (the "NHS") or local governmental social service departments (the "SSD"). The remaining accounts receivable balance is due from commercial payors (nursing homes, private hospitals and pharmacies) and private payors. The following table summarizes the accounts receivable aging by payor mix at September 30, 2005 (dollars in thousands):

	0-30 Days	31-60 Days	61-90 Days	91-120 Days	121 Days And Over	AR At 9/30/2005
NHS	$8,130	$3,884	$1,216	$668	$583	$14,481
SSD	6,244	1,746	304	512	711	9,517
Commercial Payors	5,231	2,230	530	157	212	8,360
Private Payors	2,001	670	319	142	369	3,501
Gross AR at 9/30/05	$21,606	$8,530	$2,369	$1,479	$1,875	$35,859
Less: Unapplied Cash						(168)
Less: Surcharges(A)						(514)
Less: Allowance For Doubtful Accounts						(1,734)
Accounts Receivable, net						$33,443

(A) Surcharges represent interest charges to customers on overdue accounts. The surcharges are recognized in income only upon receipt of payment.

As discussed under "Critical Accounting Policies – Accounts Receivable," each fiscal year, we undertake a review of our methodology and procedure for reserving for our doubtful accounts. This process also takes into account our actual experience of write offs in the period. The policy is then applied at each quarter end to arrive at a closing reserve for doubtful accounts.

Given the high percentage of UK governmental debt, the large number of customer accounts with low value debt within the remainder of the accounts receivable ledger and the methodology for making provisions for doubtful accounts, we believe our provisioning method is prudent and appropriate to our business.

We provide nurses and home health aides (known as carers in the UK) on the basis of terms, (payment due within 7 to 30 days of invoice) and prices (rate per hour) both agreed in advance. Time sheets are signed by clients for the work performed and then invoices are generated based on agreed billing rates. Consequently, there is no process for approval of invoices. Our credit control policies currently achieve an average collection of approximately 35 days from submission of invoices.

As our current operations are in the UK and the majority of accounts receivable is from UK governmental bodies for which payment terms and prices are agreed in advance, we have not recorded any contractual allowances. There have been recent agreements with the NHS to adjust rates (both increases and decreases) depending on the volume of hours utilized. Billing adjustments are reviewed quarterly based on actual volumes delivered and any entries are recognized during the appropriate period. No material adjustments have arisen based on volumes delivered.

Please note that the Company has not provided the payor mix for prior periods as its acquired entities, prior to fiscal 2005, did not maintain such detail.

Liquidity and Capital Resources, page 29

Accounts Receivable, page 29

2.	In disclosure type format, tell us:

•	The steps you take in collecting accounts receivable;

•	Your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded;

•	The threshold (amount and age) for account balance write-offs and reason for the changes in the day's sales outstanding between the periods presented;

In future filings, the Company will expand upon its current disclosure of "Accounts Receivable " under "Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" to include the following:

Our company maintains credit controls to ensure cash collection on a timely basis. The credit terms agreed with our customers range from 7 days to a maximum of 30 days from invoice date. We maintain a credit department which consists of 20-25 personnel who are targeted to collect outstanding receivables. We have established the following guidelines for the credit department to use as well as for us to assess the credit department's performance:

•	to maintain average days sales outstanding to below 35 days;

•	to limit our overdues (greater than 90 days) within agreed targets; and

•	to limit bad debt write off in the year within agreed targets.

We also apply a policy of withdrawing supply from customers who are significantly overdue. Many private customers are contracted on a "direct debit" basis where we can collect payment direct from customers' bank accounts.

We have devised a provisioning methodology based on the customer profile and historical credit risk across our UK business. Accounts receivable are written off when the credit control department determines the amount is no longer collectible. In addition, we do not have a threshold for account balance write-offs as our policy focuses on all balances, whatever the size.

•	Why the allowance decreased as significantly as indicated in your Schedule II in the 2003 fiscal year.

In fiscal 2003 the allowance for doubtful accounts decreased significantly due to the write off of $20.5 million of fully reserved for accounts receivable related to the Company's former U.S. Specialty Mail-Order Pharmaceuticals and Medical Supplies Operations ("Mail-Order Operations") as any and all collections had ceased. In fiscal 2000, the Company had approved a plan to exit the Mail-Order Operations. Subsequently, the Company sold certain assets of the Mail-Order Operations and shut-down the facility.

In connection with responding to the Staff's letter of comments, the Company further acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff's comments. Please address any further comments and/or communications to Charles F. Murphy at telephone number (212) 750-0064 or facsimile number (212) 750-7221.

Very truly yours,
/s/ Charles F. Murphy
Charles F. Murphy Chief Financial Officer

cc: Keira Ino